Exhibit 99.1

DHT Holdings, Inc. Announces Commencement of Backstopped Equity Offering to Stockholders

ST. HELIER, Channel Islands — April 2nd, 2012 — DHT Holdings, Inc. ("DHT" or the "Company") (NYSE: DHT) announced today that it has commenced its previously announced backstopped equity offering of shares of the Company's common stock and preferred stock.

Pursuant to the backstopped equity offering, DHT will offer 51,785,800 shares of common stock and 258,929 shares of preferred stock (the "Offered Shares") only to holders of record of its common stock (the "Record Date Holders") as of the close of business on March 29, 2012 (the "Record Date").  As soon as practicable, the Company will commence the mailing of an offering subscription package to Record Date Holders.

DHT intends to raise gross proceeds of $72.5 million through the backstopped equity offering and use the proceeds to prepay certain debt under its existing credit facilities and provide it with the capital to pursue vessel acquisition and other growth opportunities.

A fund managed by Anchorage Capital Group, L.L.C. ("Anchorage"), a New York-based investment firm with approximately $10.0 billion under management, has agreed to backstop the equity offering, subject to certain terms and conditions.  DHT expects to sell an additional $7.5 million in its capital stock in a concurrent private placement of 53,571 shares of preferred stock to Anchorage, and will pay an additional 21,429 shares of preferred stock to Anchorage as a transaction fee in consideration for providing the backstop commitment, subject to certain conditions.

The Offered Shares will be sold in round lots consisting of 200 shares of common stock and one share of preferred stock.  Each round lot will be sold at a price of $280, representing a purchase price of $0.70 per share of common stock and $140 per share of preferred stock.  Upon the satisfaction of certain conditions and subject to adjustments described herein, each share of preferred stock will automatically be exchanged for 200 shares of common stock.

Record Date Holders will need to own at least 250 shares of DHT's common stock to participate in the equity offering.  If the equity offering is not fully subscribed, subject to certain limitations, each participating Record Date Holder will have the opportunity to oversubscribe so long as such Record Date Holder, together with its affiliates and certain groups of shareholders to which such Record Date Holder belongs, would not beneficially own more than 9.99% of the aggregate voting power of DHT's outstanding capital stock after giving effect to the equity offering and concurrent private placement.

The offering will expire on April 27, 2012.

Important Dates:
Record Date	March 29, 2012
Subscription period	April 2 – April 27, 2012
Expiration date	April 27, 2012(1)
________
(1)Shares will be issued as soon as practicable following the Expiration date.

Through April 27, 2012, a replay of the investor conference call held on Tuesday, March 20, 2012 discussing the equity offering and private placement will be available on DHT's website at http://www.dhtankers.com, and it may be accessed by dialing 1 347 366 9565 within the United States, 21000498 within Norway or +44 207 111 1244 for international callers and entering 9798743# as the pass code.

The Company has filed a registration statement (including a prospectus) on Form F-3 with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates.  The offering will be made only by means of a prospectus supplement to the prospectus dated October 3, 2011 set forth in the registration statement.  Copies of the registration statement, prospectus and prospectus supplement may be obtained for free by accessing the SEC's website at www.sec.gov or by calling or emailing Georgeson Inc., the information agent for the offering, toll-free at 1-888-566-3252 or dht@georgeson.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About DHT Holdings, Inc.

DHT operates a fleet of twelve double-hull crude oil tankers, of which eleven are wholly owned by the company.  The fleet consists of six VLCCs, two Suezmax tankers and four Aframax tankers.  Eight of the vessels are on medium-term time charters, two are on long-term bareboat charters and two are operating in the Tankers International Pool.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast,"  "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 19, 2012.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.

Source: DHT Holdings, Inc.

DHT Holdings, Inc.
Svein Moxnes Harfjeld, CEO, + 47 4140 4886
smh@dhtankers.com

or

Trygve P. Munthe, President, + 47 9135 0025
tpm@dhtankers.com

or

Eirik Ubøe, CFO, + 47 4129 2712
eu@dhtankers.com